

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 29, 2011

<u>Via Email</u>
Leonard N. Tarr
President
Tarcon Acquisitions I, Inc.
333 Earle Ovington Boulevard, Suite 608
Uniondale, New York 11553

      Re: **Tarcon Acquisitions I, Inc.**
            Amendment No. 1 to Form 10
            Filed March 16, 2011
            File No. 000-54264

Dear Mr. Tarr:

We have completed our review of your filing and do not have any further comments at this time.

Sincerely,

/s/ Brigitte Lippmann   for

H. Christopher Owings
Assistant Director

cc: Raymond S. Evans, Esq.
        Via Email